July 14, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Kevin L. Vaughn
Martin James
Lynn A. Dicker

Re:	Solta Medical, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 16, 2011 File No. 1-33123

Ladies and Gentlemen:

Solta Medical, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 30, 2011 (the “Staff Letter”), relating to the above-referenced Form 10-K filed by the Company (the “Form 10-K”). In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

COMMENT 1:

We note your response on prior comment 1 and the proposed disclosure for future filings. The disclosures required by Item 10(e)(1)(i)(C) are required for each non-GAAP measure presented. Your proposed disclosure as to the reasons why management believes that the presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations appear to be general and do not separately explain why each individual non-GAAP measure presented provide useful information to investors. Please revise future filings to provide separate disclosure for each non-GAAP measure presented of the reasons why management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Provide us with a sample of your proposed revised disclosure.

RESPONSE:

In connection with its future filings the Company will continue to evaluate whether it believes that the provision of non-GAAP information in the manner provided in the 2010 Annual Report on Form 10-K continues to provide useful information to supplement the other information disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations. In light of the Staff’s comment, in future filings that continue to contain the non-GAAP measures contained in the 2010 Annual Report, the Company will expand its disclosures to read substantially as follows with marked changes to 2010 Annual Report on Form 10-K:

Reconciliation of GAAP to Non-GAAP Financial Measures

The following presentation includes non-GAAP measures. Our non-GAAP measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. ~~For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these matters and the material limitation of these measures, see items (1) – (7) below~~The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operation as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

The ~~Non~~non-GAAP financial measures presented are non-GAAP gross margin, non-GAAP gross margin as a % of sales, non-GAAP operating income, non-GAAP ~~adjusted~~ EBITDA, non-GAAP net income and non-GAAP net income per share~~, which adjust for~~. These non-GAAP financial measures, as defined by us, are adjusted to exclude one or more of the following items: in process R&D, amortization of acquired intangibles and other non-cash acquisition-related charges, severance expense, acquisition-related expenses, loss on investments and stock-based compensation expense. ~~We believe that the presentation of these non-GAAP financial measures is useful for investors, and as such measures are used by our management, for the reasons associated with each of the adjusting items as described below:~~

We use non-GAAP financial measures as performance measures to supplement the financial information we present on a GAAP basis. We believe these non-GAAP financial measures provide useful information to investors and management for the reasons stated below.

•

Non-GAAP gross margin and non-GAAP gross margin as a % of sales provide useful information to investors regarding the Company’s gross margin by excluding from cost of sales non-cash items like amortization of acquisition related intangibles and stock-based compensation expenses. These costs are generally fixed at the time of acquisition or when the stock-based award is granted, are then expensed or amortized over several years and generally cannot be changed or influenced by management after acquisition or once granted. We further believe that the excluding these charges can provide useful information to investors for the reasons stated in the footnotes to these respective items in the presentation that follows.

•

Non-GAAP operating income reflects our ongoing business in a manner that allows for meaningful period-to-period comparison and analysis of trends in our business, as they exclude expenses that may not be regarded as reflective of ongoing operating results like severance expenses and acquisition related in-process research and development expenses, as well as those discussed in non-GAAP gross margin above. We further believe that the excluding the identified expenses can provide useful information to investors for the reasons stated in the footnotes to these respective items in the presentation that follows.

•

Non-GAAP EBITDA enables investors to assess the Company’s compliance with financial covenants under its debt instruments. Our credit facility loans have financial covenants that use non-GAAP EBITDA as part of the measure.

•

Non-GAAP net income and non-GAAP net income per share, by excluding non-cash and one-time expenses like those discussed in non-GAAP gross margin and non-GAAP operating income measures above, provide useful information to investors and others in understanding and evaluating our financial results and future prospects in the same manner as management and in comparing financial results across accounting periods.

For a detailed explanation of the adjustments made to comparable GAAP measures and the reasons why management uses these adjustments, see items (1) – (7) below.

	Years Ended December 31,
(in thousands of dollars, except share and per share data)	2010	2009	2008
GAAP Gross margin	$69,532	$58,253	$41,615

GAAP gross margin as % of sales	63%	59%	73%

Non-GAAP adjustments to gross margin:
GAAP Gross margin	$69,532	$58,253	$41,615
Amortization and other non-cash acquisition related charges (1)	3,825	5,757	196
Stock-based compensation (4)	270	241	190

Non-GAAP gross margin	$73,627	$64,251	$42,001

Non-GAAP gross margin as % of sales	66%	65%	74%

GAAP loss from operations	($1,871)	($11,583)	($17,610)
Non-GAAP adjustments to net loss from operations:
Acquired in-process research and development (6)	—	—	9,060
Amortization and other non-cash acquisition related charges (1)	5,157	7,077	290
Severance expenses (2)	55	118	977
Acquisition-related expenses (3)	1,087	—	1,487
Stock-based compensation (4)	2,502	3,244	3,680

Non-GAAP income (loss) from operations	$6,930	($1,144)	($2,116)
Depreciation expenses (5)	2,926	2,708	1,405

Non-GAAP EBITDA	$9,856	$1,564	($711)

GAAP net loss	($2,020)	($11,192)	($16,393)
Non-GAAP adjustments to net loss:
Acquired in-process research and development (6)	—	—	9,060
Amortization and other non-cash acquisition related charges (1)	5,157	7,077	290
Severance expenses (2)	55	118	977
Acquisition-related expenses (3)	1,087	—	1,487
Loss on investments (7)	—	—	1,088
Stock-based compensation (4)	2,502	3,244	3,680

Non-GAAP net income (loss)	$6,781	($753)	$189

GAAP basic net loss per share	($0.03)	($0.23)	($0.67)
Non-GAAP adjustments to basic loss per share:
Acquired in-process research and development (6)	—	—	$0.37
Amortization and other non-cash acquisition related charges (1)	$0.09	$0.15	$0.01
Severance expenses (2)	$0.00	$0.00	$0.04
Acquisition-related expenses (3)	$0.02	—	$0.06
Loss on investments (7)	—	—	$0.05
Stock-based compensation (4)	$0.04	$0.07	$0.15

Non-GAAP basic net income (loss) per share	$0.12	($0.02)	$0.01

Non-GAAP diluted net income (loss) per share	$0.11	($0.02)	$0.01

GAAP weighted average shares outstanding used in calculating basic net loss per share	58,908,611	47,848,258	24,506,673

GAAP weighted average shares outstanding used in calculating diluted net loss per share	58,908,611	47,848,258	24,506,673
Adjustments for dilutive potential common stock	2,056,496	—	1,044,290

Weighted average shares outstanding used in calculating non-GAAP diluted net income (loss) per share	60,965,107	47,848,258	25,550,963

(1)	Amortization and other non-cash acquisition-related charges are non-cash charges, such as amortization of acquired intangibles, that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and/or predicting our earnings trends, and therefore exclude such charges when presenting non-GAAP financial measures. We believe the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of other companies in our industry.
(2)	Severance expenses include acquisition related severance expenses and are disregarded by our management when evaluating and predicting earnings trends because these charges are unique to specific acquisitions, and are therefore excluded by us when presenting non-GAAP financial measures.

(3)	Acquisition-related costs include direct costs of the acquisition and expenses related to acquisition integration activities. Examples of costs directly related to an acquisition include transaction fees, due diligence costs and certain legal costs related to acquired litigation which are included in general and administrative expenses in our statement of operations. These expenses vary significantly in size and amount and are disregarded by our management when evaluating and predicting earnings trends because these charges are unique to specific acquisitions, and are therefore excluded by us when presenting non-GAAP financial measures.
(4)	Stock-based compensation expense consist of expense relating to stock-based awards issued to employees, outside directors and non employees including stock options, restricted stock units, restricted stock units with performance-based vesting and our Employee Stock Purchase Plan. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, we believe that the exclusion of stock-based compensation expense allows for more accurate comparisons of our operating results to our peer companies, and for a more accurate comparison of our financial results to previous periods. In addition, we believe it is useful to investors to understand the specific impact of stock-based compensation expenses on our operating results.
(5)	Depreciation expense includes depreciation and amortization of leasehold improvements, furniture and fixtures, machinery and equipment, software and computers and equipment. Our management excludes this charge from operating income (loss) to compute non-GAAP earnings before income taxes, depreciation and amortization.
(6)	Acquired in-process research and development constitute non-cash charges that vary significantly in size and amount depending on the business combination and, therefore, are disregarded by our management when evaluating our ongoing performance and/or predicting our earnings trends. We believe it is useful to investors to understand the specific impact of these charges on our operating results.
(7)	Loss on investments relate to the sale and maturity of our marketable securities. These losses or gains can vary significantly in size and amount. Our management excludes these losses or gains when evaluating our ongoing performance and/or predicting our earnings trends, and therefore excludes these items when presenting non-GAAP financial measures.

COMMENT 2:

We note your response to prior comment 2. In your response, you state that you believe these expense are a reoccurring part of operations and you believe useful when evaluating and predicting earnings trends and therefore should not be excluded in non-GAAP measure presented. However, we note that you have excluded multiple other recurring items in your non-GAAP measure, including amortization and other non-cash acquisition-related charges, severance expenses, acquisition-related costs, stock based compensation and depreciation expense. Please explain to us how you have considered the guidance in Item 10(e)(1)(i)(B) of Regulation S-K.

RESPONSE:

The Company has considered the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K, which states that a Company should not “adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.” While stock-based compensation, amortization, and depreciation are recurring in nature, the Company has excluded these because they are also non-cash. Further, with regard to stock-based compensation, the exclusion of the expense also allows for more accurate comparison of our financial results to peer companies and our previous periods because of the varying available valuation methodologies and subjective assumptions typically used to record stock-based compensation. The other items being excluded, acquisition-related costs and severance expenses, have been excluded because they are one-time in nature and not reflective of the ongoing operations of the company. The Company did not exclude the $2.2 million litigation settlement gain because the Company has historically not excluded intellectual property protection expenses further detailed in Response #3 below. Both the litigation gain and intellectual property protections expenses, are cash in nature. The Company believes that intellectual property protection matters are recurring in nature and will continue to have an impact on our operations, and as such, believes they are useful when evaluating and predicting earnings trends.

Consolidated Statements of Operations, page 73

COMMENT 3:

We note your response to prior comment 3. Please address the following:

•	Quantify for us the expenses, gain and losses incurred in connection with the protection of intellectual property rights in each of the last three years.

•

Tell us about any current actions you are involved in relating to the protection of your intellectual property rights. Revise future filings to provide disclosure of these contingencies as appropriate.

•	Explain to us the nature of the resources you devote to the protection of your intellectual property rights such that you consider this a part of your ongoing operations.

•	Revise future filings to clearly disclose your accounting policy relating to intellectual property protection costs and gains.

RESPONSE:

The Company has addressed each of the items in comment 3 as follows:

•

The Company incurred internal and external expenses in connection with protection of its intellectual property rights of approximately $1.4 million, $1.5 million and $1.1 million in 2008, 2009 and 2010, respectively. In addition, the Company recorded a litigation settlement gain related to the protection of it intellectual property rights of approximately $2.3 million in 2010. There were no related gains in 2008 and 2009.

•

The Company has no pending or ongoing intellectual property litigation anywhere in the world. We have an ongoing trademark and domain name monitoring and enforcement program whereby we send cease and desist demand letters to entities and individuals who we believe are misappropriating our trademarks and domain names, but none of those matters is in litigation.

•

The Company has one full time in-house intellectual property attorney and one full time in-house intellectual property paralegal, both of whom are engaged full time in procuring rights associated with our intellectual property, and in enforcing those rights. We also engage outside counsel in both the US and in many foreign countries to assist us in preparing and prosecuting intellectual property applications, and to assist us in monitoring infringements and enforcing our intellectual property.

•

In its future filings, the Company will include discussion on our accounting of intellectual property costs and gains, in our existing paragraph on Litigation and Claims within the Critical Accounting Policy section of the 10-K. Future filings will read as follows:

Litigation and Claims.

From time to time, we are involved in litigation relating to claims arising from the ordinary course of business. We routinely assess the likelihood of any adverse judgments or outcomes related to legal matters and claims, including those involving our intellectual property protection, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known issue and an analysis of historical experience. We do not believe the final disposition of these matters will have a material adverse effect on the financial statements and future cash flows of the Company. All legal expenses, including those related to intellectual property protection, are expensed as they are incurred. Also, we do not record any gain contingencies.

* * * *

Should you have any further questions or comments, please do not hesitate to contact me at (510) 782-2286.

Sincerely,
Solta Medical, Inc.

/s/ John F. Glenn

John F. Glenn
Chief Financial Officer

cc:	Steven J. Fanning

Solta Medical, Inc.

Dan Winnike

Fenwick & West LLP

Taryn Lynch

Deloitte & Touche LLP